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April 4, 2024

VIA EDGAR

David Matthews

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Global Corporate Defined Opportunity Fund Inc.

Definitive Proxy Statement on Schedule 14A, File No. 811-22334

Dear Mr. Matthew:

On behalf of Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The Definitive Proxy Statement includes revisions to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), originally filed with the Commission on March 25, 2024 through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system, in response to the Staff’s oral comments received on April 3, 2024 (the “Comments”).

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the responses correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

1.

In the “Vote Required and Manner of Voting Proxies” section on page 2, as this Meeting relates solely to a non-routine shareholder proposal, please revise the disclosure to state that broker non-votes will not be counted as votes present for quorum purposes.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Securities and Exchange Commission	April 4, 2024

2.	Please supplementally confirm whether the Fund will send a Notice of Internet Availability of Proxy Materials pursuant to Rule 14a-16 of the Securities Exchange Act of 1934, as amended.

The Fund confirms that it will mail a full set of proxy materials to stockholders and, as such, a Notice of Internet Availability of Proxy Materials is not required to be mailed to stockholders.

3.

The term “Proposal,” which is first defined in the Notice of Special Meeting of Stockholders, and the term “Amendment,” first defined on page 3 of the Definitive Proxy Statement, appear to be identical defined terms used interchangeably. In order to avoid shareholder confusion, consider using a single defined term throughout.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement to use “Proposal” as the defined term throughout.

4.	On page 4, please qualify under the question “Why does the Board and Management recommend stockholders vote FOR the Amendment?” the benefits of the Proposal by adding “potential” prior to “benefits.”

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

5.

On page 4, please revise the statement related to the Fund’s differentiated strategy under the question “Why does the Board and Management recommend stockholders vote FOR the Amendment?” to state that the Fund will be one of the few perpetual closed-end funds on the market if the Proposal is approved and becomes effective.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

6.	At the top of page 5, please clarify that as a result of the Fee Waiver, the Fund’s overall expense ratio will decrease only during the two-year period that the Fee Waiver is in effect.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

7.	On page 5, please clarify that the Proposal will not become effective if enough shares of common stock are tendered during the Tender Offer.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

8.	Please confirm that the Fee Waiver will go effective on the date the Proposal is approved.

The Fund supplementally confirms that the Fee Waiver will go effective on the date the Proposal is approved, as described on page 5.

9.	On page 5, please clarify that the Fund’s name will only change if the Proposal is approved and becomes effective.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Securities and Exchange Commission	April 4, 2024

10.	On page 5, please clarify that the risks associated with the Proposal only exist if the Proposal is approved and becomes effective.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

11.

On page 6 where the costs of proxy solicitation are discussed, please disclose whether the Fund or stockholders will bear the costs of the Tender Offer if the Proposal is approved. If the Fund will bear the costs of the Tender Offer, please also address whether the Fee Waiver will be sufficient to cover the costs of the Tender Offer.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

12.

On page 10, in the “Risks of Investing in the Fund” section, please disclose if there will be any material changes to the Fund’s investment strategy or operations as a result of converting to a perpetual fund. If none are anticipated, please state as such in the disclosure.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

13.

Please supplementally confirm that the disclosure provided in the “Board’s Consideration of the Proposal” section covers all aspects of the Board’s consideration of the Proposal, including any factors that were not in favor of approving the Proposal.

The Fund confirms the disclosure included in this section covers all aspects the Board considered when approving the Proposal.

14.

In correspondence, please address how the Fund plans to position its portfolio in advance of the Tender Offer in order to meet the prompt payment requirements of the Tender Offer rules should the Tender Offer be implemented. If the amount tendered by stockholders in the Tender Offer is substantial, what impact would this have on the portfolio as to liquidity, Fund share price and tax consequences? If any of those impacts may be material, please add additional disclosure to the proxy materials.

The Fund does not anticipate needing to materially re-position its portfolio in order to meet the prompt payment requirements of the tender offer rules. The Fund does not anticipate any material impacts that would require the Fund to include additional disclosure in the Definitive Proxy Statement.

15.	Please update the security ownership table on page 12 to include information as of a reasonably practicable date.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Securities and Exchange Commission	April 4, 2024

Please do not hesitate to call me at (202) 636-5906 or Debbie Sutter at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan Brizek
Ryan Brizek

cc:	Debbie Sutter, Simpson Thacher & Bartlett LLP

Marc A. De Oliveira, Franklin Templeton

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